Nasdaq 151 West 42nd Street, NY 10036 USA | Nasdaq.com

September 8, 2025

__Via Electronic Filing__

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision

Re: Nasdaq BX, Inc. ("Exchange") Filing Pursuant Rule 6a-2(a)

Dear Sir or Madam:

Pursuant to Rule 6a-2(a), the Exchange is hereby filing the latest changes to its Form 1 Exhibits C, F, and M.

If you have any questions, please do not hesitate to contact Sun Kim, Senior Associate General Counsel at (646) 420-7816 or Sun.Kim@nasdaq.com.

Sincerely,

/s/ Sun Kim

Sun Kim
Senior Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/12/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): 151 West 42nd Street, New York, NY 10036

25004825

3. Provide the applicant's mailing address (if different):
   Office of General Counsel
   805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number:
   301-978-8400 (Telephone) ______ (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sun Kim (Name) Senior Associate General Counsel (Title) 646-420-7816 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   John A. Zecca, EVP and Chief Legal Officer
   805 King Farm Blvd, Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 09/20/1976 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: ______

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/12/25 (MM/DD/YY) Nasdaq BX, Inc. (Name of applicant)

By: [signature] Date: 2025.09.12 10:30:06 -04'00' (Signature) John A. Zecca, EVP and Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this day ______ of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

Based upon relief from the Commission staff and difficulties arising from Covid-19, Nasdaq BX, Inc. is making this filing without notarization.

Exhibit C

Entity	Field name	Previous value	New value	Notes
NASDAQ SINGAPORE PTE. LTD.	Entity name	ADENZA SINGAPORE PTE. LTD.	NASDAQ SINGAPORE PTE. LTD.	Name change. ARCA Certificate confirming name change issued August 7, 2025; name change effective as of June 2, 2025.
ADENZA TECHNOLOGY (DIFC) LIMITED	Document			Effective August 4, 2025, the Company amended and restated its Articles of Association.
SYBENETIX INC.	Corporate interests	• Type: Shareholder to company • Holder: SYBENETIX LIMITED • Party: SYBENETIX INC.	• Type: Shareholder to company • Holder: NASDAQ LTD. • Party: SYBENETIX INC. • Ownership percentage: 100 • Voting percentage: 100	Ownership interests of Sybenetix Inc. were transferred from Sybenetix Limited to Nasdaq Limited.

Exhibit F

Nasdaq

BROKER-DEALER MEMBERSHIP APPLICATION
The Nasdaq Stock Market ("NQX"), Nasdaq BX ("BX"), Nasdaq PHLX ("PHLX"), Nasdaq ISE ("ISE"), Nasdaq GEMX ("GEMX"), Nasdaq MRX ("MRX")
(Collectively "Nasdaq")

A. Applicant Profile

Full legal name of Applicant Organization (must be a registered broker dealer with the Securities and Exchange Commission):

Date:	CRD No.	SEC No. 8-

Main office address:

Main phone:	Type of Organization: ☐ Corporation ☐ Partnership ☐ LLC

Name of individual completing application:

Email Address:	Phone:

Application Type

☐ **Initial Nasdaq Application**	☐ **Amendment** Add Nasdaq affiliated exchange/trading platform Change in business activity
☐ **Full Membership** - *Applicant is seeking membership to a Nasdaq affiliated exchange for the first time. Refer to required supplemental material in Section **M***	☐ **Waive-In Membership** - *Applicant must be approved on at least one Nasdaq affiliated exchange or FINRA* ***NOTE:*** *FINRA members applying to Nasdaq for the first time are eligible to waive-in on NQX, BX, ISE, GEMX and MRX.* ***Approved members of NQX, BX, PHLX, ISE, GEMX or MRX may be eligible for waive-in on additional Nasdaq affiliated exchanges.***

Indicate which Nasdaq SRO(s) Applicant is seeking membership (Limited Underwriting Applicants **only** select The Nasdaq Stock Market):

☐ The Nasdaq Stock Market ☐ Equity ☐ Options	☐ Nasdaq BX ☐ Equity ☐ Options	☐ Nasdaq PHLX ☐ Equity ☐ Options	☐ ISE ☐ GEMX ☐ MRX

Indicate Nasdaq SRO(s) on which Applicant is an **approved** member, if applicable:

☐ The Nasdaq Stock Market ☐ Equity ☐ Options	☐ Nasdaq BX ☐ Equity ☐ Options	☐ Nasdaq PHLX ☐ Equity ☐ Options	☐ ISE ☐ GEMX ☐ MRX

If Applicant is applying to PHLX, will PHLX be the Designated Examining Authority ("DEA")?

☐ Yes ~ Must provide **ALL** required supplemental material with this application as outlined in Sections **M** and **N**
☐ No ~ Provide the SRO assigned as DEA for Applicant Organization ___________________________________

Is the Applicant an approved member of FINRA? ☐ Yes ☐ No

If **no**, please respond to the following questions:

1. Does the Applicant effect transactions in securities solely on exchanges on which it is a member? ☐ Yes ☐ No
2. Does the Applicant carry customer accounts? ☐ Yes ☐ No
3. Please indicate how the Applicant complies with Section 15(b)(8): ____________________________________
____
____

B. Nature of Intended Activity

☐ **Equity**

☐ Market Maker
☐ Order Entry

☐ **Nasdaq Stock Market Only**

☐ Limited Underwriter Member ("LUM")

*A LUM is permitted to act as a principal underwriter pursuant to Nasdaq Listing Rule 5210(m). A LUM has no rights to transact on Nasdaq. Select this option if you are **only** seeking to act as a principal underwriter.*

☐ **Options – Electronic Participants**

☐ Order Entry/Electronic Access
☐ Market Maker[1]
☐ Lead Market Maker[2]

Options – Phlx Trading Floor Only

☐ Lead Market Maker
☐ Registered Options Trader
☐ Streaming Quote Trader
☐ Floor Broker

C. Supervision

Provide the name and CRD number of the associated person who will be responsible for the proposed business activity on Nasdaq.

Name:	CRD No.

D. Clearing Information

National Securities Clearing Corporation ("NSCC") Clearing	The Options Clearing Corporation ("OCC") Clearing
Nasdaq requires all Members, other than Limited Underwriting Members, to provide an NSCC account number for purposes of direct debit pursuant to exchange rules. Provide an NSCC account number which can be utilized for purposes of this requirement.	All options participants **must** provide an executed clearing letter of guarantee. (found in document library)
☐ Self-Clearing NSCC Account No.: _____________	☐ Self-Clearing OCC Account No.: _____________
☐ Agreement with clearing agent NSCC Account No.: _____________ Name of broker dealer acting as clearing agent: ____	☐ Agreement with clearing agent OCC Account No.: _____________ Name of broker dealer acting as clearing agent: ____

---

[1] **See** Phlx Options 1, Section 1(b)(49), Remote Streaming Quote Trader; Nasdaq Options 1, Section 1(a)(27), Nasdaq Options Market Maker, BX Options 1, Section 1(a)(10), BX Options Market Maker; and ISE, GEMX and MRX Options 1, Section 1(a)(12), Competitive Market Maker

[2] **See** Phlx, Options 1, Section 1(a)(27), Lead Market Maker; BX Options 2, Section 3, Lead Market Maker; ISE, Options 1, Section 1(a)36, Primary Market Maker; and GEMX and MRX, Options 1, Section 1(a)(35), Primary Market Maker

E. Executive Representative Designation

All Nasdaq members are required to designate an executive representative who will be the sole person entitled to exercise such member's voting and designation rights set forth in exchange rules. Therefore, Applicant organization certifies that the below-named individual is qualified to act as its executive representative.

Executive Representative:	Title:
Email:	Phone:

F. Compliance Officer

Provide the name of the individual within your organization that is responsible for compliance.

Compliance Officer:	Title:
Email:	Phone:

G. Billing Information

Provide a billing contact to be designated for receipt of monthly invoices via email.

Billing Contact:	Title:
Email:	Phone:

H. Emergency Management

At least two individuals must be designated who would serve as 24/7 contacts in the event that an emergency arises outside of normal business hours. Please provide all information requested for both individuals.

Primary Contact:	**Secondary** Contact:
Title:	Title:
Email:	Email:
Business Phone:	Business Phone:
Cell:	Cell:

I. Statutory Disqualification Disclosure

Pursuant to the Securities Exchange Act of 1934, Nasdaq may deny or condition trading privileges or bar an individual from becoming associated with a member, who is subject to a statutory disqualification. The term, statutory disqualification, is defined under section 3(a)(39)(F) of the Act.

☐ The Applicant organization does **NOT** have any person(s) associated with or employed by the Applicant organization that may be subject to statutory disqualification.

☐ The Applicant organization **DOES** have person(s) associated with or employed by the Applicant organization that may be subject to statutory disqualification. Attach the following information for each individual:

a. Name and individual CRD number
b. Description of responsibilities within the organization
c. All documents relating to the disqualification
d. Explanation of action taken or approval by another SRO regarding the individual

J. Affiliates

Does Applicant have any affiliates conducting securities transactions that are not registered with the Securities and Exchange Commission? ☐ Yes ☐ No

If yes, has this arrangement been reviewed in relation to a previously filed Nasdaq member application?

☐ Yes ☐ No - **Provide additional information with respect to unregistered affiliate**

K. Qualifying Permit Holder Designation (PHLX Applicants Only See PHLX Rules 908 and 921)

PHLX applicants must designate a qualifying permit holder who must be an officer or partner associated with the organization. Applicant certifies that the below named individual will act as its qualifying permit holder. Please also provide a PHLX Individual Membership Application for the qualifying permit holder.

Qualifying Permit Holder:	Title:
Date of Birth:	Individual CRD No.
Phone:	Email:

L. Supplemental Material

All applicants (waive-in and full) must provide the following documents with this application:

☐ Executed Nasdaq Exchange Membership Agreement

☐ Fully-executed Nasdaq U.S. Services Agreement, unless previously provided (found in document library)

☐ A copy of the Applicant's most recent FOCUS Report

☐ If applicant is seeking **options** market maker status

- Information barrier procedures, if applicable
- List identifying all accounts to be used for market maker activity
- ISE, MRX and GEMX market makers must submit the DTR Authorization and Guarantee Form
- ISE market maker applicants must also provide a copy of a purchase and/or lease agreement confirming acquisition of required trading rights

☐ Non-refundable application fee as follows:

☐ PHLX $350 – Application fee **does not** apply to Applicants applying to PHLX for PSX only participation

☐ NQX $2,000

☐ BX $2,000 - Application fee **does not** apply to Applicants applying to BX for BX Options only participation

☐ ISE	PMM $7,500	CMM $5,500	EAM $3,500	(check all that apply)
☐ GEMX	PMM $3,000	CMM $2,000	EAM $1,500	(check all that apply)

☐ MRX – No Application fees

WAIVE-IN ATTESTATION: An applicant that is an approved member of FINRA or one or more Nasdaq Affiliated Exchange(s) shall have the option to apply for membership through an expedited process pursuant to NQX and BX Rule 1013(a)(5) and PHLX Rule 910(f)(3). Applicants who are eligible for this expedited review must execute the below attestation and submit the relevant supplemental material requested in Section L above.

I hereby certify that ____ (Applicant) is operating as an approved member of ☐ FINRA ☐ NQX ☐ BX ☐ PHLX ☐ ISE ☐ GEMX ☐ MRX and that there have been no material changes of business since that application that have not been approved by the appropriate SRO and that the information provided remains complete and accurate with no substantial change to the business operations of Applicant.

Authorized Applicant Signature:	Date:
Print Name:	Title:

M. Required Supplemental Material

Applicants **not eligible** for the waive-in expedited review process pursuant to Nasdaq Rules must also include the following with this application:

- ☐ A copy of Applicant's current Form BD, if not otherwise available to the Exchange electronically through the Central Registration Depository (CRD)
- ☐ An original Exchange approved fingerprint card for each Associated Person who will be subject to SEC Rule 17f-2 and for whom a fingerprint card has not been filed with another SRO, if such fingerprints are not otherwise available electronically to the Exchange through CRD
- ☐ Summary of Applicant's business plan addressing type of business intended to be conducted on Nasdaq
- ☐ Evidence of established clearing arrangement
- ☐ Most recent audited financial statement and a description of any material changes in the Applicant's financial condition since the date of the statement
- ☐ Organizational chart identifying the Applicant's supervisory structure by associated person. This chart must identify **all** of Applicant's associated persons and should include names, titles, licenses/registrations and CRD numbers
- ☐ Letters of attestation for any officer/director that will not be involved in the day-to-day management of the business and affairs of the firm
- ☐ Branch Office Disclosure Form (Non-FINRA member applicants only) (found in document library)
- ☐ If applicant shares office space, provide a description of business operations conducted, blueprints, identification of common areas, communication lines and information barriers specific to shared space
- ☐ Applicant's Written Supervisory Procedures ("WSP") Manual including Anti-Money Laundering, Business Continuity Plan and Risk procedures pursuant to SEC 15c3-5
- ☐ Completed WSP Checklist for NQX and BX full applicants only (found in document library)
- ☐ Copy of any decision or order by a federal or state authority or SRO taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person
- ☐ A statement indicating whether the Applicant or any person on Schedule A or B of the Applicant's Form BD is currently, or has been in the last ten years, the subject of any investigation or disciplinary proceeding conducted by any self-regulatory organization, the foreign equivalent of a self-regulatory organization, a foreign or international securities exchange, a contract market designated pursuant to the Commodity Exchange Act (the "Act") or any substantially equivalent foreign statute or regulation, a futures association registered under the Act or any equivalent foreign statute or regulation, the Commission or any other "appropriate regulatory agency" (as defined in the Act), the Commodity Futures Trading Commission, or any state financial regulatory agency regarding the Applicant or any person on Schedule A or B of the Applicant's Form BD and activity that has not been reported to the CRD, together with all relevant details, including any sanctions imposed
- ☐ A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide the Applicant with Services regarding the execution or clearance and settlement of transactions effected on the Exchange
- ☐ All examination reports and corresponding responses regarding the Applicant for the previous two years
- ☐ A copy of the Exchange's Membership Agreement, duly executed by the Applicant
- ☐ Certificate of Insurance (Rule 652) (PHLX Trading Floor Only)

Additionally, if application is seeking **market maker** status:

- ☐ A description of the source and amount of capital to support its market making activities and the source of any additional capital that may become necessary
- ☐ A list of persons conducting the Applicant's market making activities, a list of the persons responsible for supervising these persons along with CRD numbers
  - ➢ ISE/GEMX/MRX - please use the Designated Trading Representative Authorization and Guarantee Form

Appropriate formation documents as follows:

- ☐ Corporation; executed Corporate Exhibits
- ☐ Partnership; executed copy of the firm's Partnership Agreement
- ☐ Limited Liability Company; Operating Agreement and Articles of Organization or Certificate of Formation

N. Additional Supplemental Material (PHLX DEA Applicants)
Applicants for which PHLX will be the **Designated Examining Authority** must also submit the following:
☐ Designation of Accountant Form and Auditor Engagement Letter pursuant to SEC Rule 17a-5(f)
☐ Confirmation of required funds into a verifiable account of the firm, or if an existing firm, a FOCUS Filing or net capital computation with supporting documents for Allowable Assets
☐ Verification of error account, Floor Broker Error Account Notification Form, if applicable (Form available upon request
☐ Evidence of Fidelity Bond coverage pursuant to PHLX Rule 705
☐ Confirmation of U4 registrations for all off-floor traders, director / owner of the firm
☐ If the firm has a Joint Back Office ("JBO") Arrangement with its clearing firm, provide a copy of the agreement. The firm must employ or have access to a qualified Series 27 Financial and Operations Principal ("FINOP")
☐ Notification of Applicant's intent to use Electronic Storage Media ("ESM") for maintenance and archiving records pursuant to SEA Rule 17a-4(f), if applicable

O. Application Filing Instructions

Please be sure to include all relevant supplemental material with your application. Failure to include information may result in processing delays. Applications are deemed confidential and handled in a secure environment. Applicants should be prepared to provide such other reasonable information with respect to this application as Nasdaq may require. Questions may be directed to Nasdaq Membership at +1 215 496 5159 or +1 215 496 5322.

Applications and supplemental material should be submitted by email to: membership@nasdaq.com.

Nasdaq[1] Membership Agreement

Broker Dealer:	CRD Number:
Check all markets relevant to this Application:	
☐ The Nasdaq Stock Market LLC ("NQX")	☐ The Nasdaq Options Market LLC ("NOM")
☐ Nasdaq BX, Inc. ("BX")	☐ BX Options Market
☐ Nasdaq Phlx LLC	☐ Nasdaq PSX
☐ Nasdaq ISE, LLC	☐ Nasdaq GEMX, LLC
☐ Nasdaq MRX, LLC	

In connection with this, Nasdaq membership application, and in the event that this application is approved, the Applicant hereby agrees to abide by the terms and conditions set forth below.

The Applicant undertakes to (1) engage only in those business activities permissible pursuant to its membership agreement(s) with FINRA, respecting a FINRA member, and the rules of Nasdaq and any other Self-Regulatory Organization of which the Applicant is a member; (2) obtain the prior approval of Nasdaq pursuant to Nasdaq Rules before removing or modifying any restrictions imposed on permissible business activities or before effecting any material change in business operations; and (3) file a written notice and application with Nasdaq for a change in the ownership or control of the Applicant in circumstances where required by Nasdaq Rules.

The Applicant also agrees:

1. To comply with the federal securities laws, the rules and regulations thereunder, the Nasdaq By-Laws and Rules and all rulings, orders, directions and decisions issued and sanctions imposed under the Nasdaq Rules;
2. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to the Nasdaq Rules;
3. That this Agreement has been executed on behalf of, and with the authority of, the above-named Applicant. The Undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true and complete.

The Undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and that all information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amendment of the Form BD as changes occur. Applicant further represents that the registrations for Associated Persons registered with Nasdaq will be kept current by proper amendment of Form U4 & Form U5.

By:

Print name ________________________________

Title ________________________________

Signature ________________________________

Date ________________________________

[1] The Nasdaq Stock Market LLC ("NQX"), The Nasdaq Options Market ("NOM"), Nasdaq BX, Inc. ("BX"), BX Options Market ("BX Options"), Nasdaq Phlx LLC ("PHLX"), Nasdaq PSX ("PSX"), Nasdaq ISE, LLC ("ISE"), Nasdaq GEMX, LLC ("GEMX"), and Nasdaq MRX, LLC ("MRX") are collectively referred to as Nasdaq for purposes of this Agreement.

Exhibit M

New Member(s)

firm name	CRD	SRO	date	address	city	state	zip	phone number	type
Alpaca Securities LLC	288202	BX	8/29/2025	13 E. 49th Street; Floor 11	New York	NY	10018	949-241-5137	Order Entry